Exhibit 99

News Release

TRW Inc.
1900 Richmond Road
Cleveland, OH 44124



For Immediate Release

Contact
Judy Wilkinson or Barrett Godsey
Joele Frank, Wilkinson Brimmer Katcher
212-355-4449
Jay McCaffrey, TRW Media
216-291-7179
Ron Vargo, TRW Investors
216-291-7506

TRW BOARD ADVISES SHAREHOLDERS TO TAKE NO ACTION AT THIS TIME IN RESPONSE TO NORTHROP GRUMMAN'S COMMENCEMENT OF EXCHANGE OFFER

CLEVELAND, March 4, 2002 – TRW Inc. (NYSE: TRW) has been advised that Northrop Grumman Corporation (NYSE: NOC) commenced an unsolicited exchange offer. TRW's Board of Directors will review the Northrop Grumman exchange offer in order to determine the appropriate course, which will serve the best interests of TRW's shareholders. Shareholders are urged to take no action at this time and await the recommendation of TRW's directors. The TRW Board will make its recommendation with respect to the Northrop Grumman offer no later than the close of business on March 15, 2002.

TRW provides advanced-technology products and services for the aerospace, systems, and automotive markets.

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